Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Hawthorn Bancshares, Inc.:

We consent to the incorporation by reference in the registration statements (No. 333-68366 and No. 333-136477) on Form S-8 of Hawthorn Bancshares, Inc. of our reports dated March 31, 2015, with respect to the consolidated balance sheets of Hawthorn Bancshares, Inc. as of December 31, 2014 and 2013, and the related consolidated statements of income, comprehensive income, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2014, which report appears in the December 31, 2014 annual report to shareholders incorporated by reference in the December 31, 2014 Form 10-K of Hawthorn Bancshares, Inc., and with respect to the effectiveness of internal control over financial reporting as of December 31, 2014, which report appears in the December 31, 2014 Form 10-K of Hawthorn Bancshares, Inc.

/s/ KPMG LLP

St. Louis, Missouri
March 31, 2015